Exhibit 12.1

	Twelve months ended December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006

Earnings from continuing operations:
Income (loss) before taxes	$204,982	$(29,464)	$(139,856)	$23,606	$42,747
Less: Gain from cancellation of Original Notes	(222,905)	-	-	-	-
Add: Fixed charges	18,382	32,989	31,437	39,162	38,463
Total earnings	$459	$3,525	$(108,419)	$62,768	$81,210

Fixed charges:
Interest and loan amortization expense	$17,132	$31,686	$30,110	$37,881	$37,059
Interest expense estimate within rental expense	1,250	1,303	1,327	1,281	1,404
Total fixed charges	$18,382	$32,989	$31,437	$39,162	$38,463

Earnings / Fixed Charges	0.02	0.11	(3.45)	1.60	2.11

Deficiency	$17,923	$29,464	$139,856	$-	$-